

Mail Stop 3720

January 8, 2009

John A. Martell
Chairman, Chief Executive Officer and President
MISCOR Group, Ltd.
1125 South Walnut St.
South Bend, IN 46619

> **Re:** **MISCOR Group, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the quarterly period ended September 28, 2008**
> **File No. 000-52380**

Dear Mr. Martell:

We have reviewed your supplemental response letters dated December 19, 2008, December 23, 2008, and January 7, 2009 as well as your filing and have the following comments.

Form 10-K for the fiscal year ended December 31, 2007

Note A – Summary of Significant Accounting Policies

1. We note your response to prior comment 1. In your critical accounting policies, you should revise to provide more details of your goodwill impairment policy by:

   • Disclosing how you determine the fair value of your reporting units.
   • Providing a quantitative description of the material assumptions used in determining that fair value and a sensitivity analysis of those assumptions based upon reasonably likely changes.

   Please provide us with your proposed disclosures.

Note O – Segment Information, page 62

2. We note your response to prior comment 5. You disclose that your chief operating decision maker does not review the results of your business groups because separate financial statements are not prepared for each of the three groups. However, in your response to prior comment 2, you disclose that Magnetech Industrial Services, Inc.

(MIS) is a separate and distinct business for which discrete financial information is available. Further the response to this comment states that MIS is not aggregated with other components in the RRM segment as it does not have similar economic characteristics with the other components. Please explain and reconcile the differences in these two responses. Also, as previously requested, please provide us with the reports that are provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director